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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            _______________________

                                   FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            _______________________

                       Date of Report: November 17, 2004


                              CEMEX, S.A. de C.V.
            ------------------------------------------------------
            (Exact name of Registrant as specified in its charter)


                                  CEMEX Corp.
            ------------------------------------------------------
                (Translation of Registrant's name into English)


                             United Mexican States
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                (Jurisdiction of incorporation or organization)


         Av. Ricardo Margain Zozaya #325, Colonia del Valle Campestre
                    Garza Garcia, Nuevo Leon, Mexico 66265
            ------------------------------------------------------
                   (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F
          -----             -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No    X
   -------               -------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A
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                                   Contents


  1. Press release issued by CEMEX, S.A. de C.V. ("CEMEX") and RMC Group p.l.c. ("RMC"), dated November 17, 2004, announcing that the shareholders of RMC approved the acquisition of RMC by CEMEX UK Limited, a wholly-owned subsidiary of CEMEX (attached hereto as exhibit 1).

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              CEMEX, S.A. de C.V.
                                       -------------------------------------
                                                   (Registrant)


Date:  November 17, 2004               By:  /s/ Rafael Garza
      -------------------                 ----------------------------------
                                           Name:  Rafael Garza
                                           Title: Chief Comptroller



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                                 EXHIBIT INDEX


EXHIBIT NO.              DESCRIPTION
-----------              -----------


     1 Press release issued by CEMEX, S.A. de C.V. ("CEMEX") and RMC Group p.l.c. ("RMC"), dated November 17, 2004, announcing that the shareholders of RMC approved the acquisition of RMC by CEMEX UK Limited, a wholly-owned subsidiary of CEMEX (attached hereto as exhibit 1).